Exhibit 99.1

NABRIVA THERAPEUTICS AG

December 5, 2016

The Bank of New York Mellon

Depositary Receipts

101 Barclay Street

New York, New York 10286

Ladies and Gentlemen:

We refer to the ADS Rights Agent Agreement dated November 29, 2016 (the “Agreement”) between Nabriva Therapeutics AG (the “Company”) and The Bank of New York Mellon (the “Agent”).

The Company and the Agent hereby agree that Section 10(a) of the Agreement is amended to read as follows:

“Subject to the limitations in subsections (c) and (d) below, as promptly as practicable after the Expiration Time and prior to the expiration of the subscription period in connection with the Common Share Rights Offering, the Agent shall (i) convert or cause to be converted, by sale or in any other manner that it may determine, that portion of the aggregate Deposit Amounts required to purchase the amount in Euro required to purchase the number of new Common Shares to be represented by the number of new ADSs determined under Section 9(b) above and to pay any applicable taxes and pay the proceeds of that conversion to the Company by wire transfer to Erste Bank der oesterreichischen Sparkassen AG, IBAN AT94 2011 1286 1369 1300, BIC GIBAATWW, (ii) instruct the Depositary to (A) exercise with the Company or its subscription agent the Common Share Rights to purchase the number of new Common Shares to be represented by that number of new ADSs and (B) upon receipt by the Depositary’s Austrian custodian under the Deposit Agreement (the “Custodian”) of the Common Shares delivered upon exercise of those Common Share Rights, deliver the ADSs issuable in respect of those Common Shares to the Agent and (iii) pay, from the deposited funds, the Depositary’s fee of $0.05 for each newly issued ADS.  The Agent shall deliver those newly issued ADSs to the ADS Rights Holders entitled to them as promptly as practicable.”

Except as set forth above, the Agreement shall remain in effect in accordance with its terms.

If the foregoing is in accordance with your understanding, kindly sign and return a copy of this letter, whereupon it will constitute an agreement between the Company and the Agent as of the date first set forth above.

Very truly yours,

NABRIVA THERAPEUTICS AG

By:
Name: Colin Broom
Title: CEO
Accepted and agreed:

THE BANK OF NEW YORK MELLON

By:
Name: Joanne Di Giovanni Hawke
Title: Managing Director